UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Richard Pereira

Cleantech Europe II (A) LP and Cleantech Europe II (B) LP

c/o Zouk Capital LLP

100 Brompton Road,

London, SW3 1ER

United Kingdom

(44) 20 7947 3412

Copy to:

Matthew P. Fisher

Hanson Bridgett LLP

425 Market Street, 26th Floor

San Francisco, CA 94105

415-995-5882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (A) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,679,661
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,679,661
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,679,661
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.93% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 205,171,624 shares of common stock outstanding as of November 8, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (B) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,083,051
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,083,051
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,083,051
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.48% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 205,171,624 shares of common stock outstanding as of November 8, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech GP II Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,762,712*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,762,712*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,762,712*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.19% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 205,171,624 shares of common stock outstanding as of November 8, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,762,712*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,762,712*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,762,712*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.19% (1)
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 205,171,624 shares of common stock outstanding as of November 8, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,762,712*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,762,712*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,762,712*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.19% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 205,171,624 shares of common stock outstanding as of November 8, 2012.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bailiwick of Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,901
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,901
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.02% (1)
14.	Type of Reporting Persons (See Instructions) CO

(1)	Based on 205,171,624 shares of common stock outstanding as of November 8, 2012.
(2)	Includes 30,901 shares of restricted common stock issued to Zouk Holdings Limited related to director compensation that are fully votable, vested in full on October 1, 2012 and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Cleantech Europe II (A) LP (“Cleantech A”), Cleantech Europe II (B) LP (“Cleantech B”), Cleantech GP II Ltd (“Cleantech GP”), Zouk Capital LLP (“ZCL”), and Zouk Ventures Ltd (“ZVL”) with the Securities and Exchange Commission (the “SEC”) on October 5, 2012 with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation. Except as specifically provided herein, this Amendment No. 1 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby supplemented and updated by adding the following paragraphs after the seventh paragraph thereof:

Zouk Holdings Limited (“ZHL” and together with Cleantech A, Cleantech B, Cleantech GP, ZCL and ZVL, the “Reporting Persons”) is a Jersey limited company, with its principal business address c/o State Street Global Services, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. The principal business of ZHL is to manage investments in companies through partnerships and other limited liability companies.

Current information concerning the name, residence or business address, and present principal occupation or employment of each director and executive officer of ZHL are set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the eighth paragraph thereof in its entirety with the following:

None of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I to the Schedule 13D or Annex A hereto) has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the eighth paragraph thereof :

This Amendment No. 1 is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph thereof in its entirety with the following: shares of common stock outstanding as of

(a), (b) The following disclosure assumes that there are 205,171,624 shares of Common Stock outstanding as of November 8, 2012, which figure is based on the Issuer’s representations as of November 14, 2012.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following two paragraphs after the fifth paragraph thereof:

On February 4, 2013, the Issuer issued to Zouk Holdings Limited (“ZHL”) 30,901 shares of restricted common stock valued at $.8713 per share as director fees for Samer Salty’s service on the Board of Directors of the Issuer from September 25, 2012 through December 31, 2012. Mr. Salty serves on the Issuer’s Board as a representative of Cleantech A and Cleantech B. Mr. Salty, however, does not have a right to any of the Issuer’s securities issued as director fees. For United Kingdom regulatory reasons, ZHL has been designated as the entity to receive all director fees payable by the Issuer in respect of Mr. Salty’s Board position. Pursuant to Rule 13d-3 under the Exchange Act, ZHL would be deemed to beneficially own 30,901 shares of Common Stock, which constitute approximately 0.02% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the eighth paragraph thereof in its entirety with the following:

(c) Except as set forth in Item 5 hereof, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor any other persons named in response to Item 2 hereof has engaged in any transactions in any shares of Common Stock since the filing of the Schedule 13D on October 5, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other persons named in response to Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013

Cleantech Europe II (A) LP

By: Cleantech GP II Ltd, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech Europe II (B) LP

By: Cleantech GP II Ltd, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech GP II Ltd

By: *
Name: Richard Pereira
Title: Director

Zouk Capital LLP

By: Zouk Ventures Ltd, as General Partner

By: *
Name: Richard Pereira
Title: Company Secretary

Zouk Ventures Ltd

By: *
Name: Richard Pereira
Title: Company Secretary

Zouk Holdings Limited

By: *
Name: Helen Clare Grant
Title: Director

* /s/ Matthew P. Fisher
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney

ANNEX A

The names and titles of the directors and executive officers of Zouk Holdings Limited and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Holdings Limited. Mr. Essex-Carter and Ms. Grant are citizens of the United Kingdom. Mr. Pereira is a citizen of Singapore and Mr. Ariss is a citizen of France.

Name	Position	Address
Wissam Ariss	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

Garreth Essex-Carter	Director	c/o State Street Global Services 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands

Helen Clare Grant	Director	c/o State Street Global Services 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands

Richard Alan Pereira	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

INDEX TO EXHIBITS

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).